November 25, 2013

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Attention:  Mr. John Cash, Branch Chief

Re:                             Summer Infant, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 13, 2013

File No. 1-33346

Dear Mr. Cash:

This letter is submitted on behalf of Summer Infant, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 13, 2013 (the “Form 10-K”), as set forth in a letter dated November 18, 2013 to Paul Francese, the Company’s Chief Financial Officer (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our response thereto.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements, page F-1

3. Goodwill and Intangible Assets, page F-14

1.              You disclose on page F-15 that you reclassified a customer relationship which had previously been classified as an indefinite-lived intangible asset to a finite-lived intangible asset with a twenty year life. Please address the following in your supplemental response:

•                  Quantify both the gross amount of the asset reclassified as of December 31, 2012 and the amount of amortization recognized during 2012 for this asset;

•                  Tell us the year when the customer relationship asset was first recognized in your financial statements; and

•                  Clarify if the amount of amortization recognized during 2012 represented one year’s worth or amortization or was a catch-up adjustment for the period since the asset was first recognized until the reclassification occurred in 2012.

Company Response

The Company provides the following supplemental information in response to the Staff’s comment.  The customer relationship’s gross asset value at December 31, 2012 was $2,345,745, and the amount of amortization recognized during 2012 was $29,322.  The customer relationship asset was first recognized in 2008, in the amount of $1,534,000, and an amount of $811,745 was recognized in 2009. At that time, we were highly dependent on this customer relationship that represented over half our revenues. Our strategy to reduce our dependency on our largest customer has resulted in such customer representing approximately 32% of revenue in 2012.  As a result of this and other factors, the Company concluded that the customer relationship asset should be changed from an indefinite-lived intangible asset to a finite-lived intangible asset at the end of the third quarter of 2012, on a prospective basis. As a result, the amount of amortization taken in 2012 was for the fourth quarter of 2012 only and was not a “catch-up adjustment.

12. Geographical Information, page F-28

2.              Please revise your disclosures in future filings to separately disclose the amount of revenues from external customers and long-lived assets attributed to your country of domicile. Your current disclosures indicate the amount of net revenue and total assets attributable to North America rather than the amount of external revenues and long lived assets attributable to the United States. Please refer to ASC 280-10-50-41. If providing this geographic information is impracticable, please revise your future filings to disclose that fact.

Company Response

The Company acknowledges the Staff’s comment and will provide additional disclosure in future filings to report U.S. external revenues and U.S. long-lived assets separately attributable to our country of domicile.

3.              Please tell us how you considered ASC 280-10-50-40 in deciding not to disclose revenues for groups of similar products. For example, we note from your disclosure on page three that you have products across seven different product categories including furniture, baby gear, and feeding products.

Company Response

The Company considered the disclosure requirements prescribed by FASB ASC 280-10-50-40, which provides that “a public entity shall report revenues for external customers for each product or service or each group of similar products and services unless it is impracticable to do so.”

The Company’s business activities are focused on a single industry, the juvenile products industry.  The Company refers to its various product categories to help investors and customers understand the range of products that the Company sells. These categories are not static categories, but change frequently depending upon internal and external factors such as industry trends.  Our product categories have similar economic characteristics: product development processes; production processes, types and classes of customers; methods of distribution and regulatory environments. The Company is centrally organized with shared service functions supporting all product categories, the cost of which is not allocated to the product category or product level. The Company’s gross revenues are generated primarily through product sales, as service and other revenue streams are negligible. While gross product sales are aggregated into product categories, the Company offers its customers a variety of incentive programs and other discounts that are not specifically identified or tracked by product category.  As a result, the Company has not provided disclosure of net sales by product category because it does not track net sales by product category and it is impracticable to do so.

*   *   *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (401) 671-6572.

Sincerely,

/s/ Paul Francese

Paul Francese
Chief Financial Officer
Summer Infant, Inc.

cc:                                Mindy Hooker, Securities and Exchange Commission

Lisa Haynes, Securities and Exchange Commission

Elizabeth Fraser, Greenberg Traurig, LLP